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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549              ---------------
                                                                 SEC FILE NUMBER
                                   FORM 12B-25                      0-19681
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                          NOTIFICATION OF LATE FILING              CUSIP NUMBER
                                                                    800422107
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(CHECK ONE):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended: MAY 31, 2005
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                       -----------------------------------------

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

JOHN B. SANFILIPPO & SON, INC.
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Full Name of Registrant


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Former Name if Applicable


2299 BUSSE ROAD
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Address of Principal Executive Office (STREET AND NUMBER)


ELK GROVE VILLAGE, ILLINOIS 60007
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |    (a)  The reason described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
      |    (b)  The subject annual report, semi-annual report, transition report
      |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|   |         portion thereof, will be filed on or before the fifteenth
      |         calendar day following the prescribed due date; or the subject
      |         quarterly report or transition report on Form 10-Q or subject
      |         distribution report on Form 10-D, or portion thereof, will be
      |         filed on or before the fifth calendar day following the
      |         prescribed due date; and
      |
      |    (c)  The accountant's statement or other exhibit required by Rule
      |         12b-25(c) has been attached if applicable.

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

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Registrant is working diligently to complete the documentation, testing and evaluation of its internal control over financial reporting necessary to comply with the management assessment and reporting requirements under
Section 404 of the Sarbanes-Oxley Act of 2002. These compliance activities have been delayed as a result of the additional effort necessary for management to test the company's internal controls, assess the results of its testing and doing so in connection with preparing year end financial statements. Management is still completing its testing and evaluating the results of individual and aggregate deficiencies identified to date. These activities in turn have impacted the ability of the registrant to complete its annual report on Form 10-K for the year ended June 30, 2005 by the prescribed filing date without unreasonable effort or expense. The registrant anticipates that it will be able to file its complete annual report on Form 10-K by September 28, 2005.

On August 25, 2005, the registrant filed a Current Report on Form 8-K dated August 24, 2005 announcing its operating results for the fiscal year ended June 30, 2005. No changes to the financial statements which were included in this Current Report on Form 8-K are anticipated.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       MICHAEL J. VALENTINE             (847)                     871-6509
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            (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                         JOHN B. SANFILIPPO & SON, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  SEPTEMBER 12, 2005                       By  /S/ MICHAEL J. VALENTINE
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                                                Executive Vice President
                                                Finance, Chief Financial
                                                Officer and Secretary